UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 30)*

A. O. SMITH CORPORATION

(Name of Issuer)

Class A Common Stock, $5.00 par value

(Title of Class of Securities)

831-865-10-0

(CUSIP Number)

Check the following box if a fee is being paid with this statement  ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 831-865-10-0                                                                         13G

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Smith Investment Company IRS ID #39-6043416 Bruce M. Smith Arthur O. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Smith Investment Company Bruce M. Smith Arthur O. Smith	Nevada United States United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER Smith Investment Company	-0-
	6 SHARED VOTING POWER Smith Investment Company	-0-
	7 SOLE DISPOSITIVE POWER Smith Investment Company	-0-
	8 SHARED DISPOSITIVE POWER Smith Investment Company	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Bruce M. Smith Arthur O. Smith	☒ ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0%-

12	TYPE OF REPORTING PERSON Smith Investment Company Bruce M. Smith Arthur O. Smith	CO IN IN

Item 1(a)	Name of Issuer:

A. O. Smith Corporation

Item 1(b)	Address of Issuer’s Principal Executive Officers:

11270 West Park Place Milwaukee, Wisconsin 53224

Item 2(a)	Name of Person Filing:

Smith Investment Company IRS ID# 39-6043416 Bruce M. Smith Arthur O. Smith

Item 2(b)	Address of Principal Business Office or, if not, Residence:

Smith Investment Company 11270 West Park Place Milwaukee, Wisconsin 53224 Bruce M. Smith 11270 West Park Place Milwaukee, WI 53224 Arthur O. Smith 11270 West Park Place Milwaukee, WI 53224

Item 2(c)	Citizenship

Nevada—Smith Investment Company United States—Bruce M. Smith and Arthur O. Smith

Item 2(d)	Title of Class or Securities:

Class A Common Stock, $5.00 par value

Item 2(e)	CUSIP Number

831-865-10-0

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable

Item 4	Ownership

As of April 22, 2009, Smith Investment Company merged into a wholly-owned subsidiary of A. O. Smith Corporation. As a result of the merger, the 8,067,252 shares of A. O. Smith Corporation Class A Common Stock previously owned by Smith Investment Company were acquired and subsequently retired by A. O. Smith Corporation.

Item 5	Ownership of Five Percent or Less of a Class:

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMITH INVESTMENT COMPANY

By:	/s/ James F. Stern
James F. Stern
May 6, 2009

/s/ Bruce M. Smith
Bruce M. Smith
May 6, 2009

/s/ Arthur O. Smith
Arthur O. Smith
May 6, 2009